Exhibit K.8

                        , 2006

Mr. R. Jon Corless

P.O. Box 580

5 Court Road

Bedford, NY 10506

Dear Jon:

This letter will confirm our offer to you of employment with Kohlberg Capital Corporation (the “Company”), under the terms and conditions that follow. This letter supercedes the letter agreement dated February 16, 2006 between you and Katonah Debt Advisors, LLC (“KDA”) in its entirety effective as of the date hereof.

1. Term, Position and Duties.

(a) Subject to earlier termination as hereafter provided, your employment shall continue through December 31, 2008, and will be automatically extended for one year on January 1, 2009 and on each succeeding January 1 unless previously terminated in writing by you or an expressly authorized representative of the Company. The term of this Agreement, as from time to time extended is hereafter referred to as “the term of this agreement” or “the term hereof”. You will be employed by the Company as its Vice President and Chief Investment Officer. You will report to the Company’s Chief Executive Officer, under the supervision of the Board of Directors (the “Board”).

(b) You agree to perform the duties of your position and such other duties as may reasonably be assigned to you from time to time including, but not limited to: sourcing, analyzing investments and investing in debt securities as directed by the Board; implementing and investing “warehouse” lines; negotiating, documenting, and purchasing and trading non-investment grade loans, high yield bonds, and other permitted securities on behalf of Funds. You also agree that you will devote your full business time and your best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company.

295 Madison Avenue, 6th Floor • New York, NY 10017

Telephone (212) 455-8300 • Facsimile (212) 983-7654

Mr. Jon Corless

                        , 2006

2. Compensation and Benefits. During your employment, as compensation for all services performed by you for the Company and its Affiliates, the Company will provide you the following pay and benefits:

(a) Base Salary. The Company will pay you a base salary at the rate of Two Hundred Thousand Dollars ($200,000) per year, payable in accordance with the regular payroll practices of the Company and subject to increase from time to time by the Committee in its discretion.

(b) Bonus Compensation. During employment, you will be considered for a discretionary bonus of up to Two Hundred Thousand Dollars ($200,000) for the 2006 calendar year and up to $250,000 for each subsequent calendar year. You will be considered for an increase in the annual bonus amount, solely at the discretion of the Committee, based on the future growth and performance of the Company. Bonus awards will be determined by the Committee, based on your performance and that of the Company against goals, relating to the credit quality and performance of debt securities in funds for which you are responsible, established annually by the Committee after consultation with you. The bonus will be paid on or about March 31 of each succeeding calendar year.

(c) Common Stock Options. You will receive an option to purchase 100,000 shares of common stock of the Company, immediately following the pricing of the initial public offering (on the day immediately preceding the date of the initial public offering). The option grant will be made substantially in the form attached as Exhibit A to this letter, (“Option Agreement”) and will be pursuant to, and subject to the terms and conditions of, the “Katonah Capital 2006 Equity Incentive Plan”. The option will vest in four equal annual installments, measured from the date of grant.

(d) Participation in Employee Benefit Plans. You will be entitled to participate in all employee benefit plans from time to time in effect for employees of the Company generally, except to the extent such plans are duplicative of benefits otherwise provided you under this agreement. Your participation will be subject to the terms of the applicable plan documents and generally applicable Company policies.

3. Confidential Information and Restricted Activities.

(a) Confidential Information. During the course of your employment with the Company, you will learn of Confidential Information, as defined below, and you may develop Confidential Information on behalf of the Company. You agree that you will not use or disclose to any Person (except as required by applicable law or for the proper performance of your regular duties and responsibilities for the Company) any Confidential Information obtained by you incident to your employment or any other

Mr. Jon Corless

                        , 2006

association with the Company or any of its Affiliates. You understand that this restriction shall continue to apply after your employment terminates, regardless of the reason for such termination.

(b) Protection of Documents. All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of the Company or any of its Affiliates, and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by you shall be the sole and exclusive property of the Company. You agree to safeguard all Documents and to surrender to the Company, at the time your employment terminates or at such earlier time or times as the Committee or its designee may specify, all Documents then in your possession or control.

(c) Non-Competition. You acknowledge that in your employment with the Company you will have access to Confidential Information which, if disclosed, would assist in competition against the Company and its Affiliates and that you will also generate goodwill for the Company and its Affiliates in the course of your employment. Therefore, you agree that the following restrictions on your activities during and after your employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company and its Affiliates:

(i) While you are employed by the Company and for the greater of (x) the remaining term of this agreement or (y) six (6) months after your employment terminates (in the aggregate, the Non-Competition Period), you agree that you will not, without the prior written consent of the Company, directly or indirectly, own, manage, operate, join, control, finance, or participate in the ownership, marketing, management, operation, control, fundraising or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant, or otherwise use or permit your name to be used in connection with any business or enterprise engaged in the United States in the business of structuring middle market lending vehicles, analyzing and acquiring loans and other assets to be held by such vehicles, arranging for the issuance of debt and preferred securities by such vehicles, acting as collateral managers for such securitizations, or performing similar functions.

(ii) You agree that during the Non-Competition Period, you will not, directly or through any other Person, (i) hire any employee of the Company or any of its Affiliates or seek to persuade any employee of the Company or any of its Affiliates to discontinue employment, (ii) solicit or encourage any customer or investor of the Company or any of its Affiliates or independent contractor providing services to the Company or any of its Affiliates to terminate or diminish its relationship with them or (iii) seek to persuade any customer or investor or prospective customer or investor of the Company or any of its Affiliates to conduct with anyone else any business or activity that such customer or investor or prospective customer or investor conducts or could conduct with the Company or any of its Affiliates.

Mr. Jon Corless

                        , 2006

(d) In signing this agreement, you give the Company assurance that you have carefully read and considered all the terms and conditions of this agreement, including the restraints imposed on you under this Section 3. You agree without reservation that these restraints are necessary for the reasonable and proper protection of the Company and its Affiliates and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. You further agree that, were you to breach any of the covenants contained in this Section 3, the damage to the Company and its Affiliates would be irreparable. You therefore agree that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by you of any of those covenants, without having to post bond. You and the Company further agree that, in the event that any provision of this Section 3 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law. It is also agreed that each of the Company’s Affiliates shall have the right to enforce all of your obligations to that Affiliate under this agreement, including without limitation pursuant to this Section 3.

4. Termination of Employment. Your employment under this agreement may be terminated prior to the expiration of the term hereof pursuant to this Section 4.

(a) The Company may terminate your employment for cause upon notice to you setting forth in reasonable detail the nature of the cause. The following, as determined by the Company in its reasonable judgment, shall constitute cause for termination: (i) your material failure to perform (other than by reason of disability), or material negligence in the performance of, your duties and responsibilities to the Company or any of its Affiliates; (ii) your material breach of this agreement or any other agreement between you and the Company or any of its Affiliates; or (iii) other conduct by you that could be reasonably anticipated to be harmful to the business, interests or reputation of the Company or any of its Affiliates. The Company also may terminate your employment at any time without cause upon notice to you.

(b) This agreement shall automatically terminate in the event of your death during employment. In the event of your death, any amounts owed to you under this agreement will be paid to your estate, or designated successor or assigns. In the event you become disabled during employment and, as a result, are unable to continue to perform substantially all of your duties and responsibilities under this agreement, the Company will continue to pay you your base salary and to provide you benefits in accordance with Section 2(a) above, to the extent permitted by plan terms, for up to twelve (12) weeks of disability during any period of three hundred and sixty-five (365) consecutive calendar days. If you are unable to return to work after twelve (12) weeks of disability, the Company may terminate your employment, upon notice to you. If any question shall arise as to whether you are disabled to the extent that you are unable to

Mr. Jon Corless

                        , 2006

perform substantially all of your duties and responsibilities for the Company and its Affiliates, you shall, at the Company’s request, submit to a medical examination by a physician selected by the Company to whom you or your guardian, if any, has no reasonable objection to determine whether you are so disabled and such determination shall for the purposes of this agreement be conclusive of the issue. If such a question arises and you fail to submit to the requested medical examination, the Company’s determination of the issue shall be binding on you.

5. Severance Payments and Other Matters Related to Termination.

(a) In the event of termination of your employment by the Company without cause, for the remaining term of this agreement, the Company will continue to pay you your base salary (“severance payments”) and will continue to contribute to the premium cost of your health insurance on the same terms and conditions as it contributes for active employees provided that you make a timely election under the federal law known as “COBRA”. The Company may, in its sole discretion, elect to cease the continuation of base salary and contributions toward health insurance premiums at any point after you have received six (6) months of base salary continuation and health insurance contributions provided that it also releases you from your remaining obligation under Section 3(c)(i) above. The Company will also pay you on the date of termination any base salary earned but not paid through the date of termination and pay for any vacation time accrued but not used to that date. In addition, the Company will pay you any bonus compensation and profit sharing payment to which you are entitled in accordance with Sections 2(c) and 2(d) above, prorated to the date of termination and payable at the time such monies are payable to Company executives generally. Any obligation of the Company to provide you severance payments or other payments or benefits under this Section 5(a) is conditioned, however, upon your signing a release of claims in the form provided by the Company (the “Employee Release”) substantially in the form of the attached Exhibit A and upon your not revoking the Employee Release thereafter. All severance payments will be in the form of salary continuation, payable in accordance with the normal payroll practices of the Company, and will begin at the Company’s next regular payroll period following the effective date of the Employee Release, but shall be retroactive to the date of termination. Notwithstanding anything else contained in this agreement, no bonus or severance payments or other payments or benefits will be due and payable under any provision of this Section 5(a) until the next regular Company payday following the effective date of the Employee Release.

(b) In the event of termination of your employment by the Company for cause or by you for any reason, the Company will pay you any base salary earned but not paid through the date of termination and pay for any vacation time accrued but not used to that date. The Company shall have no obligation to you for any bonus or other incentive compensation, benefits continuation or severance payments.

Mr. Jon Corless

                        , 2006

(c) In the event of termination of your employment by expiration of the term hereof or non-renewal of this agreement, by death, or by disability, the Company will pay you (or your estate) any base salary earned but not paid through the date of termination, pay for any vacation time accrued but not used to that date, and any bonus or other incentive compensation to which you are entitled in accordance with Sections 2(c) and 2(d) above, prorated to the date of termination and payable at the time such bonuses are payable to Company executives generally. The Company shall have no obligation to you (or your estate) for any severance payments or benefits continuation.

(d) Except for any rights you may have under Section 5(a) above or under the federal law known as “COBRA” to continue participation in the Company’s group health and dental plans at your cost, benefits shall terminate in accordance with the terms of the applicable benefit plans based on the date of termination of your employment, without regard to any continuation of base salary or other payment to you following termination. Your Option Agreement will govern your exercise, if any, of your option following termination of employment.

(e) Provisions of this agreement shall survive any termination if so provided in this agreement or if necessary or desirable to accomplish the purposes of other surviving provisions, including without limitation your obligations under Section 3 of this agreement. The obligation of the Company to make payments to you under this Section 5 is expressly conditioned upon your continued full performance of obligations under Section 3 hereof. Upon termination by either you or the Company, all rights, duties and obligations of you and the Company to each other shall cease, except as otherwise expressly provided in this agreement.

6. Definitions. For purposes of this agreement, the following definitions apply:

“Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by management authority, equity interest or otherwise.

“Confidential Information” means any and all information of the Company and its Affiliates that is not generally available to the public. Confidential Information also includes any information received by the Company or any of its Affiliates from any Person with any understanding, express or implied, that it will not be disclosed. Confidential Information does not include information that enters the public domain, other than through your breach of your obligations under this agreement.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization, other than the Company or any of its Affiliates.

Mr. Jon Corless

                        , 2006

7. Conflicting Agreements. You hereby represent and warrant that your signing of this agreement and the performance of your obligations under it will not breach or be in conflict with any other agreement to which you are a party or are bound and that you are not now subject to any covenants against competition or similar covenants or any court order that could affect the performance of your obligations under this agreement. You agree that you will not disclose to or use on behalf of the Company any proprietary information of a third party without that party’s consent.

8. Withholding. All payments made by the Company under this agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

9. Assignment. Neither you nor the Company may make any assignment of this agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this agreement without your consent to one of its Affiliates or to any Person with whom the Company shall hereafter affect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of our respective successors, executors, administrators, heirs and permitted assigns.

10. Severability. If any portion or provision of this agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this agreement shall be valid and enforceable to the fullest extent permitted by law.

11. Miscellaneous. This agreement sets forth the entire agreement between you and the Company and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your employment. This agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and an expressly authorized representative of the Committee. The headings and captions in this agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. This agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. This is a Delaware contract and shall be governed and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

12. Notices. Any notices provided for in this agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail,

Mr. Jon Corless

                        , 2006

postage prepaid, and addressed to you at your last known address on the books of the Company or, in the case of the Company, to it at its principal place of business, attention of the Committee, or to such other address as either party may specify by notice to the other actually received.

If the foregoing is acceptable to you, please sign this letter in the space provided and return it to me no later than                     . We will provide a countersigned copy for your records.

Sincerely yours,

Christopher Lacovara
Vice President

Accepted and Agreed:

Jon Corless

Date

cc:	James A. Kohlberg
Samuel P. Frieder
Shant Mardirossian